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SEC FILE NUMBER
8- 25866

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee	Florida	32303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell — 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NANCY M. WADDILL MY COMMISSION EXPIRES March 17, 2012 #DD 752081 Bonded thru Troy Fain Insurance NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not applicable - thereare none.
- [x] (g) Computation of Net Capital.
- * [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not required.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not applicable - exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

CONTENTS

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)
CHARLES W. PENNINGTON, C.P.A. (1930-2008)

JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
DONNA S. BERGERON, C.P.A.
JOAN S. MCINTYRE, C.P.A.

WILLIAM J. RAMSAY, C.P.A.

JAMES D. A. HOLLEY & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS
PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D.A. Holley & Co., P.A.

February 25, 2009

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$ 21,821
Commissions receivable	11,084
Other receivables	74,976
Investments	13,474
Prepaid insurance	3,400
Property and equipment	66,637
Cash value of life insurance	38,565
Deferred taxes	181,605
	$411,562

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 43,740
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	361,900
Retained earnings	5,822
	367,822
	$411,562

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2008

Income:	
Commissions	$ 542,605
Interest and dividends	2,069
Loss on investments	(15,844)
	528,830
Expenses:	
Salaries and commissions	254,390
Payroll taxes and employee benefits	35,070
Occupancy	62,922
Insurance	22,583
Office	11,519
Telephone	18,687
Securities news services	4,662
Professional fees	169,573
Equipment rental and maintenance	9,018
Fees and licenses	16,154
Other expenses	5,180
	609,758
Loss before tax benefit	(80,928)
Income tax (benefit)	
Net loss	$ (80,928)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2008

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2007	$ 100	$ 361,900	$ 86,750
Net loss			(80,928)
Balance, December 31, 2008	$ 100	$ 361,900	$ 5,822

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (80,928)
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on investments	15,844
Depreciation	4,808
Decrease in receivables	24,731
Decrease in prepaid insurance	2,378
Increase in payables	31,353
Net cash used in operating activities	(1,814)
Cash flows from investing activities:	
Investment in cash value of life policy	(2,319)
Purchase of equipment	(1,368)
Net cash used in investing activities	(3,687)
Decrease in cash and cash equivalents	(5,501)
Cash and cash equivalents at beginning of year	27,322
Cash and cash equivalents at end of year	$ 21,821

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in a bank checking account and investments in a liquid asset fund.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for bad debts has not been established because they were all current and collected after year end.

Investments

Investments in marketable securities are carried at market value. Gains and losses on securities are accounted for by the specific identification method.

Property and Equipment

Property and equipment originally purchased for $204,007 consists of office furniture and equipment, and security equipment. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-20 years. Depreciation expense was $4,808 for the year and accumulated depreciation totaled $137,370 as of year end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

Investments consist of equity securities with a cost basis of $20,479 and market value of $13,474. The net loss on investments for the year is market value losses of $15,844.

3. COMMITMENTS

The Company has an operating lease for office equipment that expires in 2010. The future minimum rental payments are $3,516 for 2009 and $1,465 for 2010. Equipment rental expense for 2008 was $7,974.

4. INCOME TAXES

The Company has net operating losses totaling approximately $754,000 from the years 2000, 2001, 2002, 2004, 2005, 2007 and 2008. These losses can be carried forward to offset future taxable income through 2028. The estimated deferred tax asset for these net operating loss carryforwards is $181,605. No additional provision for deferred taxes was made for the net operating losses in 2008 and 2007. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change.

5. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2008 for rent. At year end, other receivables of $74,976 are owed by Mowell Financial Group, N.A. for office support incurred in 2005 and 2006. Other operating costs of each company are sustained by the business incurring the expense.

6. CONTINGENCIES

The Company is periodically subject to claims that arise in the ordinary course of business.

One such claim was from the Alabama Securities Commission which alleged that the Company effected securities transactions with a resident of the State of Alabama without being properly registered in Alabama as a securities broker-dealer. The Company and the State of Alabama are in the process of reaching an agreement which provides for the Company to pay, as an administrative assessment to the State of Alabama, 5% of its gross commissions earned on a quarterly basis to the extent that the payment does not subject the Company to extreme financial hardship. The maximum amount is $125,000.

An arbitration case was filed in August 2007 with FINRA alleging that the Company failed to file sufficient disclosures regarding the circumstances surrounding the resignation, in 1999, of a former employee. The claimants further allege that the former employee was responsible for their investment losses. The scheduled hearing for November 2008 was re-scheduled at the request of the claimants' attorney, tentatively for December 2009. Management intends to continue to vigorously defend and contest the claims, and expects to prevail. However, because there is no discovery in FINRA arbitrations, an accurate evaluation of the outcome is difficult and uncertain.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2008

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 367,822
Deduct ownership equity not allowable for net capital		
Total ownership equity qualified for net capital		367,822
Additions:		
None		
Deductions:		
Total nonallowable assets		323,218
Net capital before haircuts on securities positions		44,604
Haircuts on securities		2,021
Net capital		$ 42,583

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 42,583
Minimum net capital required	$ 2,916	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 37,583
Excess net capital at 1,000%		$ 38,209

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 43,740
Percent of aggregate indebtedness to net capital	103%

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2008

Net capital - unaudited Form X-17A-5, Part IIA	$ 33,375
Reconciling items - year end adjustments:	
Increase in commissions receivable	11,084
Increase in other allowable assets	2,557
Increase in accounts payable	(4,433)
Net capital - audited	$ 42,583

SUPPLEMENTAL REPORT

Our examination of Mowell Financial Group, Inc. as of and for the year ended December 31, 2008 disclosed no material inadequacies.

James D. A. Holley & Co., P.A.

February 25, 2009

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2008